SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of May 2007

Vannessa Ventures Ltd.
(Translation of registrant's name into English)

000-30462
(Commission File Number)

Suite 220, 1010 – 1st Street SW, Calgary, Alberta, Canada T2R 1K4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]   Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANNESSA VENTURES LTD.
(Registrant)

Date: June 1, 2007   By: /s/ Cameron B. Boyer
                                    Name: Cameron B. Boyer
                                    Title: Controller

VANNESSA VENTURES LTD.

Suite 220, 1010 - 1st Street S.W.
Calgary, AB   T2R 1K4
Tel: (403) 444-5191 / Fax: (403) 444-5190

N E W S   R E L E A S E

May 31, 2007   SYMBOL: VVV

VANNESSA PAYS TWO DEMAND LOANS TOTALING $2.5 MILLION AND

EXTENDS PAYMENT DATE ON $1.5 MILLION FOR ONE YEAR

Vannessa Ventures Ltd. (the "Company") – The Company announces that it has repaid two demand loans payable to Exploram Enterprises Ltd. ("Exploram") for a total of $2,500,000. The Company and Exploram have agreed that an additional demand loan for $1,500,000, that was payable on demand after August 31, 2006, be extended such that it is now payable on demand after June 15, 2008. This leaves one Exploram loan for $1,000,000 that remains payable on demand as of February 28, 2007.

All of the loans carry interest at a rate of 9.5 percent per annum, payable monthly, and are secured by a general security agreement over the Company's assets.

John Morgan, President

Vannessa Ventures Ltd.

"The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release."